January 27, 2011

Mr. Jim B. Rosenberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:           UTG, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and
September 30, 2010
File Number: 000-16867

Dear Mr. Rosenberg:

We have the following responses to your letter dated January 14, 2011 on our Form 10-K filing for the year ended December 31, 2009.

Form 10-K for the fiscal year ended December 31, 2009

Item 8.  Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 36

1.
Refer to the revised report filed in response to prior comment four.  Please have Brown Smith Wallace, LLC confirm to us that their report in future filings will indicate the city and state where issued as required by paragraph 3 of Auditing Standard No. 1 and Rule 2-02(a) of Regulation S-X.

Response:  Accompanying this letter is a letter from our outside audit firm, Brown Smith Wallace, LLP, confirming to you their report in future filings will indicate the city and state where issued as required by the various rules.

Consolidated Statements of Operations, page 38

2.
Refer to your revisions in response to prior comment five.  Please confirm that all other than temporary impairments were recognized in earnings and there were no other than temporary impairments recognized in other comprehensive income for each period presented in the amendments.

Response:  All other than temporary impairments were recognized in earnings, there were no other than temporary impairments recognized in other comprehensive income for any of the periods presented in the amendments.

Notes to Consolidated Financial Statements, page 41

Note 4B. Investments Securities

3.
We believe your revised disclosure in response to prior comment six does not provide sufficient evidence to overcome the strong indication that equity securities in a loss position for over 12 months are other-than-temporarily impaired.  Please expand your disclosure in future filings to provide the specific information that you considered (both positive and negative) in reaching the conclusion that the unrealized losses of each equity security is not other than temporary and provide more insight into your rationale for this conclusion.  Please refer SAB Topic 5:M.

Response:  For future filings, we will expand our disclosure to provide more specific information considered in reaching the conclusion that unrealized losses in each equity security is not other than temporary including more insight into our rationale for our conclusion.

Note 7. Reinsurance

Report of Independent Registered Public Accounting Firm

4.	Refer to your response and revised disclosure in response to prior comment seven. Please address the following:

•	Disclose the purpose and the significant terms of the AC reinsurance agreement and explain why this agreement is classified as financial reinsurance.

Response:  Below are the revisions to the 2009 Form 10K Item 1, Reinsurance:

At December 31, 1992, AC entered into a reinsurance agreement with Canada Life Assurance Company (“the Canada Life agreement”) that fully reinsured virtually all of its traditional life insurance policies. The reinsurer’s obligations under the Canada Life agreement were secured by assets withheld by AC representing policy loans and deferred and uncollected premiums related to the reinsured policies. AC continues to administer the reinsured policies, for which it receives an expense allowance from the reinsurer. At December 31, 2009, the Canada Life agreement has insurance in-force of approximately $63,368,000, with reserves being held on that amount of approximately $36,835,000. As of December 31, 2009, there remains $970,556 in profits to be generated under this treaty. Should future experience under the treaty match the experience of recent years, which cannot reliably be predicted to occur, it should take until mid 2012 to generate the remaining profits. However, regarding the uncertainty as to when the specified level may be reached, it should be noted that the experience has been erratic from year to year and the number of policies in force that are covered by the treaty diminishes each year.

During 1997, AC acquired 100% of the combination of assumption reinsurance and coinsurance.  While 91.42% of the acquired policies are coinsured under the Canada Life agreement, AC did not coinsure the balance of the policies.  AC retains the administration of the reinsured policies, for which it receives an expense allowance from the reinsurer.  Canada Life currently holds an "A+" (Superior) rating from A.M. Best.

Reinsurance agreements such as the Canada Life treaty described above are often referred to as financial reinsurance arrangements and are utilized within the insurance industry as a method of borrowing funds or statutory capital for an acquisition of a block of business or company.  The borrowed funds are generally in the form of an initial ceding commission received from the reinsurer.  The original borrowed amount is then repaid in future periods from the profits generated by the acquired block or company.  Values of the target are determined based upon an actuarial valuation and future projections.  Actual results may vary from year to year based upon the performance of the business relative to the assumptions used in the projections.  Under the terms of this agreement, all financial activity relating to the policies covered by the agreement are utilized to repay the remaining outstanding balance, which was $970,556 as of December 31, 2009.  Results under this agreement are included in various line items of the income statement, with an overall impact to net income of approximately $19,000 and $26,000 in 2009 and 2008, respectively.  The net result of the activity represents the fee paid to the reinsurer for the use of their funds or statutory capital during the duration of the agreement.

Additionally, below are the revisions to the 2009 Form 10K Note 7, Reinsurance:

Reinsurance agreements such as the Canada Life treaty described above are often referred to as financial reinsurance arrangements and are utilized within the insurance industry as a method of borrowing funds or statutory capital for an acquisition of a block of business or company.  The borrowed funds are generally in the form of an initial ceding commission received from the reinsurer.  The original borrowed amount is then repaid in future periods from the profits generated by the acquired block or company.  Values of the target are determined based upon an actuarial valuation and future projections.  Actual results may vary from year to year based upon the performance of the business relative to the assumptions used in the projections.  Under the terms of this agreement, all financial activity relating to the policies covered by the agreement are utilized to repay the remaining outstanding balance, which was $970,556 as of December 31, 2009.  Results under this agreement are included in various line items of the income statement, with an overall impact to net income of approximately $19,000 and $26,000 in 2009 and 2008, respectively.  The net result of the activity represents the fee paid to the reinsurer for the use of their funds or statutory capital during the duration of the agreement.

•	Expand Note 1H to disclose your accounting policy for financial reinsurance.

Response:  Below are the revisions to the 2009 Form 10K Note 1H disclosing our accounting policy for financial reinsurance.

H.

REINSURANCE - In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts.  The Company retains a maximum of $125,000 of coverage per individual life.

Amounts paid, or deemed to have been paid, for reinsurance contracts are recorded as reinsurance receivables.  Reinsurance receivables are recognized in a manner consistent with the liabilities relating to the underlying reinsured contracts.  The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

For financial reinsurance arrangements, the Company reports the initial ceding commission received as an “other liability” on its financial statements.  Financial results in subsequent periods are reported in the various line items of the income statement as with other reinsurance agreements, with the repayment amount reported in the line item “amortization of DAC”.  The net impact to the income statement in any subsequent period represents the fees paid to the reinsurer on the current outstanding balance of the initial ceding commission.

•	Tell us the balance sheet line items where the original borrowed amount, the ceding commissions and other amounts related to this arrangement are presented in the financial statements.

Response:  The borrowed amount is included on the balance sheet in the line item “other liabilities”.  This arrangement was in existence at the time of acquisition of American Capitol Insurance Company by UTG.  In the original purchase accounting for the acquisition, the then outstanding surplus relief balance was included in “other liabilities”.  Under financial reinsurance, the original ceding commission is the original borrowed amount.

•
Revise your results of operations disclosure in MD&A to quantify the amounts for total DAC amortization, and the commission allowances and net earnings on this block of business to demonstrate that this arrangement has no impact on net income.

Response:  Below are the revisions to the 2009 Form 10K MD&A quantifying the commission allowances and net earnings from this block of business under the reinsurance arrangement.

Commissions and amortization of deferred policy acquisition costs increased $1,708,239 from 2008 to 2009 mostly as a result of lower commissions offset from a reinsurance agreement in AC caused by lower profits on the block of business due to bond sales.  The AC agreement is a financial reinsurance agreement.  The earnings on the block of business covered by this agreement are utilized to re-pay the original borrowed amount.  The commission allowance reported each period from this agreement represents the net earnings on the identified policies covered by the agreement in each reporting period.  Results from this agreement included in this line item were approximately $107,000 and $(1,244,000) for the years 2009 and 2008, respectively.  While the agreement may result in variances in this line item, this arrangement has no material impact on net income.  The overall impact to net income was $19,000 and $26,000 for the years 2009 and 2008, respectively.  A liability for the original ceding commission established at the origination of the agreement and is amortized through this line item as earnings on the block of business are realized.  Going forward, this line item is expected to be more in line with prior history.  Most of the Company’s agent agreements contained vesting provisions, which provide for continued compensation payments to agents upon their termination subject to certain minimums and often limited to a specific period of time.  Another factor is attributable to normal amortization of the deferred policy acquisition costs asset.  The Company reviews the recoverability of the asset based on current trends and known events compared to the assumptions used in the establishment of the original asset.  No impairments were recorded in the periods reported.

•	Explain to us how bond sales impact profit on this block of business and any related commission offsets/allowances and amortization of DAC.

Response:  As financial reinsurance, all financial results relating to this block of business are utilized to repay the outstanding borrowed amount from the reinsurer.  Securities are specifically identified and segregated in a trust account relative to this arrangement.  Should a gain or loss occur on one of these identified securities in the trust account, the results are included in the calculation of the current period financial results of the treaty with the reinsurer.

Please contact me should you have any questions regarding the above.  I can be reached via telephone at 217-241-6363 or via e-mail at ted.miller@utgins.com.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President

Report of Brown Smith Wallace, LLC
Independent Registered Public Accounting Firm

January 19, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: UTG, Inc SEC Response Letter in regards to Form-10K for the fiscal year ended December 31, 2009 (Specifically Item 8: Financial Statements and Supplementary Data- Report of Independent Registered Public Accounting Firm, page 36)

Dear Mr. Rosenberg:

BROWN SMITH WALLACE LLC (BSW) reviewed the SEC Response Letter as of January 14, 2011 and has prepared the following response to be included with the UTG, Inc’s follow up/response letter.

BSW confirms that our Auditors’ Reports in future filings will indicate the city and state where issued as required by paragraph three (3) of the Auditing Standard No 1 and Rule 2-02(a) of Regulation S-X.

Thank you for your consideration of this letter as port of UTG, Inc’s response to your letter dated January 14, 2011.

Please let us know if we can be of further assistance regarding this matter.

Very Truly Yours,

BROWN SMITH WALLACE LLC

/s/ Larry N. Pevnick

Larry N. Pevnick, CPA, CFF
Member